Management’s Discussion and Analysis
For the three and six months ended March 31, 2013

Business and Strategy Overview	2

Strategy Update	3
Focusing on the Results of Operations	3

Performance	4

Selected Second Quarter and Year to Date Information	4
Second Quarter and Year to Date Highlights	5
Results of Operations	5
Summary of Quarterly Results	9
Liquidity and Capital Resources	10
Other Financial Information	12
EBITDA and Adjusted EBITDA Reconciliation	14
Internal Controls over Financial Reporting and Disclosure Controls	15

Outlook	16

Risks and Uncertainties	16

Regulatory Environment	16
Legal Proceedings	18
Special Investigation	21
Non-GAAP Performance Measures	21
Forward-Looking Information	22
Other Information	22

Note

Cash Store Financial is a Canadian corporation and is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store”. Cash Store Financial does not conduct business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

May 15, 2013

The following discussion of the financial condition and results of operations of The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes for the three and six months ended March 31, 2013 and the audited consolidated financial statements and MD&A for the year ended September 30, 2012. The Company’s board of directors (the “Board of Directors”), on the recommendation of the Company’s audit committee (“Audit Committee”), approved the content of this MD&A on May 15, 2013.

Unless otherwise stated, all dollar amounts are presented in thousands of Canadian dollars and have been prepared according to United States generally accepted accounting principles (U.S. GAAP).

Adjustments related to prior period financial statements

The consolidated financial statements for the comparative periods, including the year ended September 30, 2012, the three and the six months ended March 31, 2012 and the three months ended December 31, 2012, as initially reported, have been amended and restated to correct for an error resulting from the misunderstanding of the settlement terms and conditions of the March 5, 2004 British Columbia Class Action claim, which resulted in the application of an accounting principle to measure and record the liability as at September 30, 2010 and subsequent reporting periods, that was not appropriate in the circumstances. The restatement impacts the years ended September 30, 2012 and September 30, 2011 and the fifteen months ended September 30, 2010. The restatement resulted in a reduction in net income in the fifteen months ended September 30, 2010 of $6,001, an increase in net income in the year ended September 30, 2011 of $1,537 and an increase in net loss of $433 in the year ended September 30, 2012.

The correction of the error will result in the previously disclosed maximum settlement exposure of $18.8 million being expensed with the majority of the expense being recognized in the fifteen month period ended September 30, 2010. The correction had an impact on our Consolidated Statements of Operations and Comprehensive Income and resulted in decreases in diluted earnings per share of $0.03 and $0.38 for the fiscal year ended September 30, 2012 and the fifteen months ended September 30, 2010 and an increase in diluted earnings per share of $0.09 for the fiscal year ended September 30, 2011. The correction had no impact on total revenues, operating margin, or cash position and had no impact on compliance with debt covenants in any periods presented.

As a result of the restatements, the previously filed consolidated financial statements of the Company for the years ended September 30, 2012 and September 30, 2011, and the fifteen month period ended September 30, 2010, as well as, the interim unaudited consolidated financial statements for the periods ended December 31, 2011, March 31, 2012, June 30, 2012 and December 31, 2012 and the associated MD&A disclosure for the applicable periods should no longer be relied upon. The Company is in the process of preparing restated financial statements, as well as the related MD&A disclosures for such periods and expects to file these as soon as possible.

Q2 2013 Management’s Discussion & Analysis	| 1 |

Business and Strategy Overview

Cash Store Financial is Canada’s leading provider of alternative financial products and services, serving everyday people for whom traditional banking may be inconvenient or unavailable. The Company owns and operates Canada’s largest network of retail branches in the alternative financial products and services industry, with 513 branches in 241 communities in Canada under the banners “Cash Store Financial”, “Instaloans” and “The Title Store”. Cash Store Financial also owns and operates 25 branches in the UK.

The Company is listed on both the Toronto Stock Exchange (TSX:CSF) and New York Stock Exchange (NYSE:CSFS).

Cash Store Financial acts as both a broker and lender of short term advances and offers a range of other products and services to help customers meet their day to day financial service needs. The Company employs a combination of payday loans and lines of credit as its primary consumer lending product offering and earns fees and interest income on these consumer lending products, just as a bank does on longer-term lending products. Cash Store Financial also offers a wide range of financial products and services including bank accounts, prepaid MasterCard and private label credit and debit cards, cheque cashing, money transfers, payment insurance and prepaid phone cards. The Company has agency arrangements with a variety of companies to provide these products.

On October 1, 2012 and February 1, 2013 the Company launched a new suite of line of credit products in Manitoba and Ontario, respectively, and payday loans are no longer being offered in those provinces. The lines of credit are traditional, unsecured, medium term revolving credit lines, with regular minimum payments tailored to customers’ needs and profiles. This suite of line of credit products enables consumers to move up the credit ladder toward credit-scored products that will eventually enable access to mainstream lending products. In Manitoba, beginning in April 2013 the Company has graduated eligible customers from its Basic line of credit to its Progressive line of credit that offers better rates and more flexible minimum repayment terms. Similarly, the Company expects to begin graduating its eligible Ontario customers in the coming months. These lines of credit supplement the Company’s lowest cost Elite line of credit that has been offered to qualifying customers across Canada starting Q1 of FY2012.

The table below illustrates the Company’s primary consumer lending offerings summarized by jurisdiction since October 1, 2011:

Jurisdiction	Branches	October 1, 2011 to January 31, 2012	February 1, 2012 to September 30, 2012	Oct 1, 2012 to Jan 31, 2013	February 1, 2013 to Present

British Columbia, Alberta Saskatchewan Nova Scotia	278	Payday Loans (Brokered)	Payday Loans (Direct Lending)

Manitoba	24	Payday Loans (Brokered)	Payday Loans (Direct Lending)	Lines of Credit (Brokered)

Ontario	178	Payday Loans (Brokered)	Payday Loans (Direct Lending)		Lines of Credit (Brokered)

New Brunswick Newfoundland Prince Edward Isl. Yukon / NWT	33	Payday Loans (Brokered)

United Kingdom	25	Payday Loans (Direct Lending)

Q2 2013 Management’s Discussion & Analysis	| 2 |

Strategy Update

Element	Fiscal YTD Progress

Platform & Distribution Growth

•      Continue to optimize branch operations

•      Continue methodical expansion into underserved markets

•      Grow branch network through training and incentive programs

•      Develop online lending platform and internet presence

• Increased revenue per branch for the three and six months ended March 31, 2013 compared to the same periods last year. • Continued development of online lending platform

Product Growth

•      Continue to focus on non-loan products

•      Continue to move upstream and bridge the gap between payday loans and the products of traditional banks

•      Help customers achieve greater financial freedom through graduated products that will help them rebuild their credit

•      Introduced new lines of credit in Manitoba and Ontario that will help customers rebuild their credit rating.

•      Graduated eligible customers in Manitoba from our Basic line of credit to our lower cost Progressive line of credit.

Improved Margin Management
• Continue to focus on cost savings and branch operating metrics • Improve collections	• Reduction in sales expenses of 16% and 15% for the three and six months ended March 31, 2013 compared to the same periods last year.

Financial Risk Management and Funding Model

•      Continue to proactively manage risk to protect Cash Store Financial from changes in funding markets, interest rate, currency fluctuations and regulatory environment

•      Diversify and lower capital costs

• Exit from payday loans in Manitoba and Ontario and introduction of lines of credit.

Focusing on the Results of Operations

The Company has reported a net loss of $4.3 million and $6.0 million for the three and six months ended March 31, 2013. During the six months ended March 31, 2013, the Company incurred costs of $2.7 million in connection with the restatement of fiscal 2012 quarterly results and the special investigation. Refer to the section entitled “Risks and Uncertainties” in this MD&A for additional information on the special investigation. The key areas of focus for improvement of future results of operations are as follows:

1.	Increase loan volume to drive an increase in consumer lending products and overall loan fee revenue; and
2.	Grow other income by executing on bank accounts, payment card products, payment insurance, and various transactional service offerings that focus on providing long term value for customers.

Q2 2013 Management’s Discussion & Analysis	| 3 |

Performance

Selected Second Quarter and Year to Date Information

		3 Months Ended			6 Months Ended
	($000s, except for per share amounts, number of loans and branch count)	31-Mar-12 Restated	31-Mar-13	% Change	31-Mar-12 Restated	31-Mar-13	% Change
	Consolidated results
No. of branches	Canada	573	513		573	513
	United Kingdom	23	25		23	25
		596	538	-10%	596	538	-10%

Loan volume	Direct	$120,487	$127,050		$133,563	$307,649
	Brokered	70,543	59,273		257,079	82,136
		191,030	186,323	-2%	390,642	389,785	0%
	Revenue
	Loan fees	$30,545	$37,268	22%	$63,437	$75,286	19%
	Other income	11,544	9,389	-19%	24,500	20,874	-15%
		42,089	46,657	11%	87,937	96,160	9%

	Sales expenses
	Salaries and benefits	17,672	14,325	-19%	34,528	28,787	-17%
	Rent	4,911	4,457	-9%	9,677	8,891	-8%
	Selling, general and administrative	6,406	5,076	-21%	12,895	10,045	-22%
	Advertising and promotion	1,063	1,437	35%	2,753	2,806	2%
	Depreciation of property and equipment	1,785	1,568	-12%	3,561	3,128	-12%
		31,837	26,863	-16%	63,414	53,657	-15%

	Provision for credit losses	10,798	7,289	-32%	11,466	16,543	44%
	Retention payments	2,271	1,665	-27%	8,828	3,434	-61%
	Corporate expenses	6,626	9,247	40%	11,584	15,992	38%
	Interest expense	3,068	4,644	51%	3,237	9,247	186%
	Impairment of property and equipment	3,017	-	-100%	3,017	-	-100%
	Expense to settle pre-existing relationships with third-party lenders	36,820	-	-100%	36,820	-	-100%
	Class action settlements	-	-		-	-
	Other depreciation and amortization	1,503	1,994	33%	2,086	4,166	100%
	Income before income taxes	(53,851)	(5,045)	-91%	(52,515)	(6,879)	-87%
	Net income (loss) and comprehensive income (loss)	$(41,160)	$(4,280)	90%	$(40,200)	$(5,982)	85%
	EBITDA	(47,467)	3,161	107%	(43,500)	9,662	122%
	Adjusted EBITDA	749	6,681	792%	10,300	15,833	54%
	Weighted average number of shares outstanding - basic	17,425	17,500	0%	17,422	17,557	1%
	- diluted	17,425	17,500	0%	17,422	17,557	1%
	Basic earnings (loss) per share	$(2.36)	$(0.24)	90%	$(2.31)	$(0.34)	85%
	Diluted earnings (loss) per share	$(2.36)	$(0.24)	90%	$(2.31)	$(0.34)	85%
	Consolidated Balance Sheet Information
	Working capital	$58,321	$58,355	0%	$58,321	$58,355	0%
	Total assets	217,161	192,049	-12%	217,161	192,049	-12%
	Total long-term financial liabilities*	137,484	130,707	-5%	137,484	130,707	-5%
	Total long-term liabilities	144,688	138,014	-5%	$144,688	138,014	-5%

*Total long-term financial liabilities excludes long term portion of deferred revenue, deferred lease inducements and deferred tax liabilities

Q2 2013 Management’s Discussion & Analysis	| 4 |

Second Quarter and Year to Date Highlights

Increased revenue combined with a reduction in sales expenses have positively impacted operating margins for the three and six months ended March 31, 2013 compared to the prior year.

Revenue of $46.7 million and $96.2 million for the three and six months ended March 31, 2013 increased by 11% and 9% compared to $42.1 million and $87.9 million in the same periods last year. The total increase was driven primarily through a change in the timing of revenue recognition as result of transitioning to the brokered line of credit products in Ontario and offset by a reduction in other income.

The Company has also realized a reduction in sales expenses of 16% and 15% as a result of increased focus on cost control and the consolidation underperforming branches in FY2012.

Adjusted EBITDA of $6.7 million and $15.8 million for the three and six months ended March 31, 2013 increased compared to $749,000 and $10.3 million in the same periods last year. During the six months ended March 31, 2013 the Company incurred costs of $2.7 million in connection with the restatement of fiscal 2012 quarterly results and the special investigation. Refer to the section entitled “Risks and Uncertainties” in this MD&A for additional information the special investigation.

Results of Operations

Branches

Total branch count of 538 reflects the addition of two “The Title Store” branches during the three months ended March 31, 2013. Compared to March 31, 2012, total branch count was reduced by 56 branches from 594 to 538. During FY2012, the Company consolidated underperforming branches in Canada and transferred customers from affected branches to nearby branches. The Company expects to open six to eight additional branches in FY2013.

Revenue

Loan Volume

Total loan volume of $186.3 million and $389.8 million for the three months ended March 31, 2013 decreased by 2% and was flat for the six months ended March 31, 2013 compared to $191.0 million and $390.6 million in the same periods last year. On a year to date basis the loan volume remained flat despite having 56, or approximately 10% fewer branches compared to the same periods last year. The Company measures loan volume based on the total principal advanced.

Q2 2013 Management’s Discussion & Analysis	| 5 |

Loan Fees

Loan fees include payday loan fees and interest on direct loans and fees charged for the credit assessment and brokering of advances and lines of credit on behalf of customers.

	Third Party Advances	Direct Advances	Total
For the 3 months ended March 31, 2013:
Loan fees	$12,349	$24,920	$37,269
Interest and other	257	2,197	2,454
For the 3 months ended March 31, 2012:
Loan fees	$11,398	$19,147	$30,545
Interest and other	21	1,072	1,093
For the 6 months ended March 31, 2013:
Loan fees	$17,166	$58,120	$75,286
Interest and other	393	4,485	4,878
For the 6 months ended March 31, 2012:
Loan fees	$42,054	$21,383	$63,437
Interest and other	244	1,975	2,219

Loan fees of $37.3 million and $75.3 million for the three and six months ended March 31, 2013 increased by 22% and 19% compared to $30.6 million and $63.4 million in the same periods last year. The increase represents a combination of a change in the timing of revenue recognition as result of transitioning to the brokered line of credit products in Ontario and the cessation of paying the interest portion of the loan fees to third-party lenders up to January 31, 2012 when payday loans were brokered in Ontario and other provinces. The Company now retains all broker and credit assessment fees associated with the line of credit products and third-party lenders receive interest.

Increases in interest and other recoveries recognized as revenue for the three and six months ended March 31, 2013 are a result of the accounting treatment of acquired loans. In the comparative periods, the majority of interest and other recoveries related to acquired loans, were recorded as a reduction to the acquired loans portion of consumer advances receivable, net. In the current period the majority of interest and other recoveries are related to direct loans and are recognized as income when received.

Same Branch Revenue

Same branch revenue of $84 and $174 for the three and six months ended March 31, 2013 increased by 15% and 13% compared to $73 and $154 for the same periods last year, calculated on the branches in Canada that were open for both the current quarter and the same quarter last year. The increases were driven by changes in the mix of brokering and direct lending activities as well as transitioning to lines of credit advances in Ontario. This caused a change in revenue recognition and the cessation of paying a portion of the loan fees to third-party lenders up to January 31, 2012 when payday loans were brokered in Ontario and other provinces.

Other Income

Other income includes fees earned on other financial products and services such as bank accounts, debit cards and prepaid credit cards, cheque cashing, insurance, money transfers and prepaid phone cards as well as other loan fees.

Consolidated other income of $9.4 million and $20.9 million for the three and six months ended March 31, 2013 decreased by 19% and 15% compared to $11.5 million and $24.5 million in the same periods last year. The decrease in other income is related to fewer customers choosing to purchase optional services. The Company continues to refine and optimize the value of other services to customers with a view to establish relationships and offerings that will increase long term profitability.

Q2 2013 Management’s Discussion & Analysis	| 6 |

Sales Expenses

Sales expenses of $26.9 million and $53.7 million for the three and six months ended March 31, 2013 decreased by 16% and 15% compared to $31.8 million and $63.4 million in the same periods last year. The Company attributes these savings to an increased focus on cost control and to the branch consolidations that occurred during FY2012. The Company expects to maintain the current level of sales expenses for FY2013 as compared to FY2012.

Credit Losses and Recoveries

The Company’s provision for credit losses recorded on the consolidated statement of operations includes all estimated uncollectible contractual principal and loan fees. The provision for credit losses is reduced by any recoveries realized after advances are charged off. Collections of late interest and fees on advances that have not been charged off are recorded in other income on the consolidated statement of operations. Further, all amounts collected in relation to acquired loans and advances are recorded as a reduction to the acquired loans and advances portion of consumer advances receivable, net.

When evaluating the Company’s overall credit loss rate, management considers the provision for credit losses, recoveries recorded in other income and recoveries recorded against the acquired portion of consumer advances receivable, net. The table below presents a pro-forma calculation of credit losses considering the items described above:

	3 Months Ended 31-Mar-2012	% of loan vol.	3 Months Ended 31-Mar-2013	% of loan vol.	6 Months Ended 31-Mar-2012	% of loan vol.	6 Months Ended 31-Mar-2013	% of loan vol.
Provision for credit losses	$10,798	9.0%	$7,289	5.7%	$11,466	8.6%	$16,543	5.4%
Recoveries recognized as revenue	(1,072)	-0.9%	(2,197)	-1.7%	(1,975)	-1.5%	(4,485)	-1.5%
Recoveries on acquired loans and advances recognized as a reduction to consumer advances receivable, net	(1,380)	-1.1%	(293)	-0.2%	(2,247)	-1.7%	(562)	-0.2%
	8,346	6.9%	4,799	3.8%	7,244	5.4%	11,496	3.7%
Loan volume for direct loans and advances	120,487		127,050		133,563		307,649

Credit losses net of recoveries as a percentage of the related loan volume for the three and six months ended March 31, 2013 have decreased 3.1% and 1.7% respectively. In the FY2012 comparative periods the Company incurred a $3.0 million additional provision related to the UK operations. Adjusting for this item, credit losses net of recoveries have remained relatively stable for direct advances.

Retention Payments, Provision for Credit Losses, and Interest Expense related to Senior Secured Notes

The nature of the Company’s funding and credit loss expenses under the direct lending model differ from those under the broker model. Under the broker model, funding and credit loss costs are realized through the voluntary retention payments to third-party lenders as well as an interest component of loan fees paid to third-party lenders. Under the direct lending model, the Company records interest expense on senior secured notes and a provision for credit losses.

Q2 2013 Management’s Discussion & Analysis	| 7 |

Due to changes over time in the mix of brokering and direct lending activities, when comparing the Company’s current cost structure with prior periods, management considers the interest revenue portion of loan fees paid to third-party lenders, provision for credit losses, retention payments, and interest expense together. The following table provides a comparison of total funding and credit loss related costs:

	3 Months Ended 31-Mar- 2012	3 Months Ended 31-Mar-2013	6 Months Ended 31-Mar- 2012	6 Months Ended 31-Mar-2013
Interest revenue portion of loan fees paid to third party lenders	1,390	-	5,298	-
Credit losses as calculated in the table above	8,346	4,799	7,244	11,496
Retention payments	2,271	1,665	8,828	3,434
Interest expense related to senior secured notes	2,892	4,420	2,892	8,820
Total	14,899	10,884	24,262	23,750

Total loan volume	191,030	186,322	390,641	389,785
Total as a percentage of loan volume	7.8%	5.8%	6.2%	6.1%

The decrease in the percentage compared to the same periods last year is as a result of the FY2012 comparative periods including a $3.0 million additional provision related to the UK operations.

Depreciation of Property and Equipment and Amortization of Intangible Assets

Depreciation of property and equipment of $1.6 million and $3.1 million for the three and six months ended March 31, 2013 decreased by 11% and 14% compared to $1.8 million and $3.6 million in the same periods last year. This reduction was a result of a lower cost base due to the $3.4 million in impairment charges and subsequent branch closures during FY2012.

Amortization of intangible assets increased to $1.8 million and $3.6 million for the three and six months ended March 31, 2013 compared to $1.2 million and $1.5 million in the same periods last year because the Company acquired proprietary knowledge, non-compete agreements and favorable supplier relationships when loans were acquired from third-party lenders in the second quarter of last fiscal year.

Net Income (Loss)

Net losses of $4.3 million and $6.0 million for the three and six months ended March 31, 2013 improved compared to losses of $41.2 million and $40.2 million in the same periods last year. The comparative periods included an expense of $36.8 million for the settlement of pre-existing relationships with third-party lenders.

During the first quarter of FY2013 the Company incurred non-recurring expenses of $0.9 million relating to professional and director fees incurred as a result of the additional efforts required to restate the Company’s FY2012 quarterly results. During the second quarter of FY2013 the Company incurred additional non-recurring expenses of $1.7 million related to the special investigation. Refer to the section entitled “Risks and Uncertainties” in this MD&A for additional information on the special investigation.

Q2 2013 Management’s Discussion & Analysis	| 8 |

Summary of Quarterly Results

	($000's, except for per share amounts and branch figures)	2011		2012				2013
		Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
		Restated	Restated	Restated	Restated	Restated	Restated	Restated
	Consolidated Results
No. of branches	Canada	574	574	573	569	529	511	511	513
	United Kingdom	8	12	23	25	25	25	25	25
		582	586	596	594	554	536	536	538

Loan Volume	Direct	$13,657	$13,008	$13,076	$120,487	$188,485	$195,027	$180,599	$127,050
	Brokered	190,959	188,712	186,535	70,543	11,376	12,183	22,864	59,272
		204,616	201,720	199,611	191,030	199,861	207,210	203,463	186,322

	Revenue
	Loan fees	$33,944	$33,552	$32,892	$30,545	$36,204	$38,353	$38,018	$37,268
	Other income	14,985	13,625	12,956	11,544	12,454	12,464	11,485	9,389
		48,929	47,177	45,848	42,089	48,658	50,817	49,503	46,657
	Sales expenses
	Salaries and benefits	17,002	16,984	16,856	17,672	16,493	14,921	14,462	14,325
	Rent	4,647	4,706	4,766	4,911	4,719	4,548	4,434	4,457
	Selling, general and administrative	6,127	6,041	6,489	6,406	5,725	4,971	4,969	5,076
	Advertising and promotion	1,367	1,492	1,690	1,063	1,212	1,215	1,369	1,437
	Depreciation of property and equipment	1,710	1,744	1,776	1,785	1,675	1,607	1,560	1,568
		30,853	30,967	31,577	31,837	29,824	27,262	26,794	26,863
		18,076	16,210	14,271	10,252	18,834	23,555	22,709	19,794

	Provision for loan losses	662	580	668	10,798	10,104	9,434	9,254	7,289
	Retention payments	6,775	6,244	6,557	2,271	554	586	1,769	1,665
	Corporate expenses	4,804	5,171	4,960	6,626	5,394	5,706	6,745	9,247
	Interest expense	157	163	169	3,068	4,536	4,566	4,603	4,644
	Branch closures costs	-	-	-	-	908	666	-	-
	Impairment of property and equipment	-	-	-	3,017	-	408	-	-
	Expense to settle pre-existing relationships with third-party lenders	-	-	-	36,820	-	-	-	-
	Other depreciation and amortization	456	570	583	1,503	1,770	2,117	2,172	1,994
	Net income (loss) before income taxes and class action settlements	5,222	3,482	1,334	(53,851)	(4,432)	72	(1,834)	(5,045)
	Taxes	1,806	1,568	374	(12,691)	(861)	(177)	(132)	(765)
	Net income (loss) and comprehensive income (loss)	$3,416	$1,914	$960	$(41,160)	$(3,571)	$249	$(1,702)	$(4,280)
	EBITDA	7,581	5,991	3,967	(47,467)	3,577	8,425	6,501	3,161
	Adjusted EBITDA	12,859	11,321	9,551	749	5,544	10,129	9,152	6,681
	Basic earnings (loss) per share	$0.20	$0.11	$0.06	$(2.36)	$(0.20)	$0.01	$(0.10)	$(0.24)
	Diluted earnings (loss) per share	$0.19	$0.11	$0.05	$(2.36)	$(0.20)	$0.01	$(0.10)	$(0.24)

Loan volume and revenue have increased steadily in the last half of FY2012. Results for FY2011 and early FY2012 were negatively impacted by rate compression in the regulated provinces partially offset by growth in other revenue. In Q2-2012, the Company transitioned to the direct lending model and began a comprehensive evaluation of its branch network, resulting in charges for impairment and branch closure costs in the last half of FY2012. The transition to the direct lending model also impacted the Company’s revenue recognition policies.

Q2 2013 Management’s Discussion & Analysis	| 9 |

Although the Company’s business is not significantly affected by seasonality, the Company typically experiences its strongest revenues in the third and fourth quarters (which correspond with tax season and the summer months) followed by the first quarter (Christmas/holiday season). The second quarter is typically the weakest. In addition to seasonal demand, quarterly results are impacted by the number and timing of new branch openings.

Liquidity and Capital Resources

Consolidated cash balances increased to $22.4 million as at March 31, 2013 compared to $19.1 million at September 30, 2012. At March 31, 2013 $9.4 million (September 30, 2012 - $5.5 million) of the Company’s cash was restricted for consumer lending use where the Company acts as a broker.

Cash (used in) provided by	3 Months Ended 31-Mar-2012 (Restated)	3 Months Ended 31-Mar-2013	6 Months Ended 31-Mar-2012 (Restated)	6 Months Ended 31-Mar-2013
Operating activities	1,539	4,547	207	5,454
Investing activities	(96,370)	(824)	(93,426)	(5,544)
Financing activities	93,987	(309)	90,658	(491)

Cash provided by operating activities was $4.5 million and $5.5 million for the three and six months ended March 31, 2013, an increase of $3.0 million and $5.2 million compared to the same periods last year. The increase has been driven primarily by an increase in revenues and decreases in sales expenses and to a lesser extent by changes in operating working capital in the current year.

Cash used in investing activities for the three and six months ended March 31, 2013 decreased compared to the same periods last year as the comparative periods reflect a significant acquisition of a portfolio of loans, intangible assets and an expense to settle pre-existing relationships with third-party lenders. Changes in restricted cash and funds held on behalf of third-party lenders are also classified as investing activities.

Cash used in financing activities for the three and six months ended March 31, 2013 decreased compared to the same periods last year as the comparative periods reflect the issuance of Senior Secured Notes. In addition, Company did not pay a quarterly dividend in the current period.

Consumer Advances Receivable, Net

As at March 31, 2013, the consumer advances receivable, net balance was $30.5 million, compared to $32.4 million at September 30, 2012. The decrease is primarily a result of the introduction of the lines of credit products in Ontario, which are brokered by the Company on behalf of third-party lenders and therefore the advances are not recorded on the Company’s balance sheet.

The Company’s consumer advances receivable balance at March 31, 2013 is comprised of $24.2 million (September 30, 2012: $25.9 million), representing gross loans and advances of $62.7 million net of a provision for credit losses of $38.6 million (September 30, 2012: $52.3 million gross advances and a provision of $26.4 million), that the Company has made directly to consumers and $6.3 million (September 30, 2012: $6.6 million) in loans and advances that the Company has purchased from third-party lenders.

The Company closely monitors the provision for credit losses on direct advances based on historic loss rates, current collection patterns, and economic trends. The provision for credit losses relies on estimates of future collections. Changes to the Company’s estimates could materially impact the Company’s consolidated financial statements.

Q2 2013 Management’s Discussion & Analysis	| 10 |

The Company records acquired loans and advances at fair value based on the estimated discounted future cash flows at acquisition date. All cash inflows received on the acquired loans and advances reduces the carrying amount and changes to the estimated future cash flows are factored into the carrying amount at each reporting period in accordance with FASB ASC 310-30, “Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality.” The Company closely monitors the performance and collections on acquired loans and advances and the carrying amount is heavily dependent on internal estimates of the ultimate collectability of the loans and advances and the Company’s ability to continue to maintain its targeted level of cash collections. Changes to the Company’s estimates could materially impact the Company’s consolidated financial statements.

Commencing in February, 2013, in order to better facilitate the collections of past due advances on its brokered lines of credit in Ontario, the Company has purchased line of credit advances from third-party lenders. All advances acquired during the three months ended March 31, 2013 have been reported on a pooled basis. As the total consideration paid to acquire the line of credit advances exceeded the fair value, the Company recorded a loss of $756 in retention payments expense.

The Company pools acquired loans and advances for reporting purposes, as follows:

	Contractual Value at Acquisition Date	Fair Value at Acquisition Date	Remaining Carrying Value 31-Mar-2013
January 31, 2012 loan acquisition	$319.9 Million	$50.0 Million	$4.4 Million
Fiscal Q2, 2013 acquired line of credit advances	$7.2 Million	$6.4 Million	$1.9 Million

Dividends

The Company’s Board of Directors has determined not to issue a dividend for the quarter ended March 31, 2013.

The Board of Directors reviews the Company’s dividend distribution policy on a quarterly basis. This review includes evaluating the Company’s financial position, profitability, cash flow and other factors that the Board of Directors considers relevant. The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the indenture governing the Notes.

Outstanding Share Data

As at April 30, 2013, the Company had 17,571,813 common shares outstanding. There were also 1,056,402 options to purchase common shares outstanding, which if exercised, would provide the Company with proceeds of approximately $10.1 million. Each option is exchangeable for one common share of the Company.

Q2 2013 Management’s Discussion & Analysis	| 11 |

Other Financial Information

Off-Balance Sheet Arrangements, Contractual Obligations, Financial Instruments, Critical Accounting Estimates and Changes in Accounting Policies

There are no material changes to the above titled sections at March 31, 2013 since the September 30, 2012 annual MD&A.

Related Party and Other Transactions

The Cash Store Australia Holdings Inc. (“AUC”)

The Company owns 18.3% of the outstanding common shares of AUC, which currently operates payday loan branches in Australia under the name “The Cash Store Pty.” AUC is publicly listed on the TSX Venture exchange under the symbol “AUC”. As at March 31, 2013 the carrying value of the Company’s investment in AUC was $nil (September 30, 2012 - $nil).

The Company had a services agreement with AUC to provide ongoing services such as financial and accounting support, administrative services, and the use of the Company’s information technology and telecommunication systems. The agreement lapsed on June 30, 2012.

Included in selling, general, and administrative expenses is a recovery of $nil for the three and six months ended March 31, 2013 respectively (three and six months ended March 31, 2012 - $95 and $189) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

RTF Financial Holdings Inc. (“RTF”)

The Company owns 15.7% of the outstanding common shares of RTF Financial Holdings Inc., a private company in the business of short-term lending by utilizing highly automated mobile technology (SMS text message lending). RTF Financial Holdings Inc. currently operates in Finland, Sweden, Denmark, the Netherlands and the UK with plans to expand to other European countries. As at March 31, 2013 the carrying value of the Company’s investment in RTF was $nil (September 30, 2012 - $nil).

The Company had a services agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. The agreement lapsed on June 30, 2012.

Included in selling, general, and administrative expenses is a recovery of $nil the three and six months ended March 31, 2013 (three and six months ended March 31, 2012 - $50 and $110 respectively) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

Third-party lenders

i.	A privately held entity that raises capital and provides advances to the Company's customers (third-party lender) is controlled by the father of Cameron Schiffner, the Senior Vice President of Operations of the Company. In addition, Cameron Schiffner's brother was a member of management of AUC and is a member of management of the third-party lender. The Company's relationship with the third-party lender predates Cameron Schiffner's employment with the Company. Included in retention payments are $259 and $825 for the three and six months ended March 31, 2013 respectively (three and six months ended March 31, 2012 - $905 and $3.7 million) of amounts paid or payable directly to this third-party lender. As at March 31, 2013 included in accrued liabilities is $680 (September 30, 2012 - $659) due to this third-party lender. This amount has been included in the Company's restricted cash balance. The Company's contingent risk in this third-party lender's loan portfolio totalled $7.3 million as at March 31, 2013 (September 30, 2012 - $7.2 million).

Q2 2013 Management’s Discussion & Analysis	| 12 |

As part of the acquisition of the short-term advances portfolio on January 31, 2012 $45.5 million of the total purchase consideration was paid to this third-party lender, of which $14.4 million is an estimate of this third-party lender’s proportionate share of the expense to settle pre-existing relationships, which was approximated based on the proportion of the consideration paid to each third-party lender. The acquisition agreement was signed on behalf of the third-party lender by Cameron Schiffner’s brother.

As part of the acquisition of the lines of credit advances over the period from February 1, 2013 to March 31, 2013, $2.4 million of the total purchase consideration was paid to this third-party lender, of which $275 is the loss on acquisition included in retention payment expenses.

ii.	An immediate family member of Michael Shaw, a director of the Company, advanced funds to a privately held entity that raised capital and provided loans to the Company’s customers (third-party lender) and acted as a third-party lender prior to the acquisition of the consumer loans portfolio on January 31, 2012. The Company’s relationship with the third-party lender predates Michael Shaw’s directorship with the Company. Bruce Hull, who is a director of AUC, also advanced funds to this third-party lender. There have been no transactions between the Company and this third-party lender subsequent to January 31, 2012. Included in retention payments for the three and six months ended March 31, 2012 are $314 and $1.4 million respectively paid or payable directly to this third-party lender. The Company’s contingent risk in this third-party lender’s loan portfolio totalled $nil as at March 31, 2013 (September 30, 2012 - $nil).

As part of the acquisition of the consumer loans portfolio on January 31, 2012, $23.9 million of the total purchase consideration was paid to this third-party lender, of which $7.6 million is an estimate of this third-party lender’s proportionate share in the expense to settle pre-existing relationships, which was approximated based on the proportion of the consideration paid to each third-party lender.

iii.	A privately held entity that began acting as a third-party lender after January 31, 2012 is controlled by Bruce Hull. Included in retention payments are $6 and $6 for the three and six months ended March 31, 2013 respectively (three and six months ended March 31, 2012 - $5 and $5) paid or payable directly to this third-party lender. As at March 31, 2013, included in accrued liabilities is $165 (September 30, 2012 - $166) due to this third-party lender. The Company's contingent risk in this third-party lender's loan portfolio totalled $180 as at March 31, 2013 (September 30, 2012 - $171).

All transactions with third-party lenders have been measured at the exchange amount, which is the amount of consideration agreed to by the Company and the third-party lenders.

Q2 2013 Management’s Discussion & Analysis	| 13 |

EBITDA and Adjusted EBITDA Reconciliation

	2011		2012				2013
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	Restated	Restated	Restated	Restated	Restated	Restated	Restated
Consolidated Results
Net income (loss) and comprehensive income (loss)	$3,416	$1,914	$960	$(41,160)	$(3,571)	$249	$(1,702)	$(4,280)
Interest expense and other interest	191	196	274	3,096	4,564	4,629	4,603	4,644
Income tax	1,806	1,568	374	(12,691)	(861)	(177)	(132)	(765)
Depreciation of property and equipment and amortization of intangible assets	2,168	2,313	2,359	3,288	3,445	3,724	3,732	3,562
EBITDA	$7,581	$5,991	$3,967	$(47,467)	$3,577	$8,425	$6,501	$3,161
Adjustments:
Class action settlements	$-	$-	$-	$-	$-	$-	$-	$-
Stock-based compensation	171	218	193	193	189	158	145	119
Expense to settle pre-existing relationships with third-party lenders	-	-	-	36,820	-	-	-	-
Loan loss provision one-time addition	-	-	-	3,091	-	-	-	-
Branch closures costs	-	-	-	-	908	666	-	-
Impairment of property and equipment	-	-	-	3,017	-	408	-	-
Revenue impact related to transitioning to a direct lending model	-	-	-	3,210	316	-	-	-
Expenses related to restatement of fiscal 2012 quarters	-	-	-	-	-	-	904	125
Expenses related to the special investigation	-	-	-	-	-	-	-	1,666
Effective interest component of retention payments	5,107	5,112	5,391	1,885	554	472	1,602	1,610
Adjusted EBITDA	$12,859	$11,321	$9,551	$749	$5,544	$10,129	$9,152	$6,681

Note – in this MD&A the Company has made certain retroactive changes to the presentation of EBTIDA and Adjusted EBITDA. In comparison to previous filings, stock-based compensation expense was removed from the calculation of EBITDA and added to the Calculation of Adjusted EBITDA. In addition, the line item entitled “income impact of separately accounting of the acquired loan portfolio” was removed from the Q2-2012 through Q1-2013 presentation of Adjusted EBITDA. The section of this MD&A entitled “credit losses and recoveries” provides a reconciliation of the collections on acquired loans. The Company also removed the line entitled “Unrealized foreign exchange (gains)/losses” from the calculation of adjusted EBITDA.

Q2 2013 Management’s Discussion & Analysis	| 14 |

Internal Controls over Financial Reporting and Disclosure Controls

Management has evaluated whether there were changes in Internal Controls over Financial Reporting (ICFR) as at and for the three and six months ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect ICFR. No changes were identified; however, during the financial statement close process for the three and six months ended March 31, 2013, management identified a material weakness in ICFR related to a prior period error as described in Note 1 (g) of the financial statements. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of ICFR and Disclosure Controls and Procedures (DC&P) and determined that ICFR and DC&P were ineffective due to the material weaknesses described below.

The Company has two material weaknesses as at March 31, 2013.  Each of these material weaknesses creates a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

1)	During the preparation of the Company’s March 31, 2013 interim financial statements, Management determined that the Company did not design and implement effective ICFR related to the review and interpretation of complex legal agreements. Specifically, the Company’s ICFR did not correctly interpret how the terms and conditions of the March 5, 2004 British Columbia Class Action claim impacted the measurement of the associated liability as at September 30, 2010. As a result of these ineffective controls, the Company incorrectly measured and recorded the liability at inception of the agreement. This error was not detected or corrected in subsequent reporting periods by the Company’s ICFR until March 31, 2013.

The accounts that could reasonably be affected by this material weakness are class action settlement expense, interest expense, income tax expense, other receivables (current and long term), deferred tax asset and accrued liabilities.

2)	As described in the September 30, 2012 Annual MD&A, management concluded that the Company’s ICFR contained a material weakness with respect to the determination of the provision for credit losses. Management did not maintain effective processes and controls specific to the determination of the provision for credit losses. Senior finance personnel did not effectively communicate with operations to obtain a sufficient understanding in making the determination of the provision for credit losses.

The accounts that could reasonably be affected by this material weakness are provision for loan losses and consumer advances receivable, net.

The Company has taken the following remedial actions:

1)	In response to the first material weakness described above, in April 2013 management established a process to coordinate internally as well as regularly consult with legal counsel and the third party settlement administrator. This new control involves a review of the status of all litigation and claims at each reporting period in order to assess their impact on the Company’s consolidated financial statements.

2)	In response to the second material weakness identified as part of the preparation of the 2012 annual financial statements and as part of the transition from brokering to direct lending, the Company formally adopted an accounting policy and established a credit committee, comprised of senior financial and operational executives, to meet on a regular basis to monitor credit loss rates and approve provisioning levels. Management also hired additional senior finance personnel in the fourth fiscal quarter of 2012 to assist in the monitoring of the provision for credit losses.

There have been significant improvements made to ICFR prior to and subsequent to March 31, 2013 in relation to the material weaknesses described above. However, management needs sufficient time to assess the effectiveness of the changes and to implement further improvements before the Company can conclude that the above material weaknesses have been remediated.

Q2 2013 Management’s Discussion & Analysis	| 15 |

Outlook

The regulatory environment will continue to be a key area of focus for the Company. Regulation in the payday loan sector is in varying states of regulation in Canada and the UK. Regulation affecting the other consumer lending operations, bank accounts, card, and other financial services is stable. The Company believes it is important to continue its work with various compliance bodies in various jurisdictions in order to remain current with the regulatory environment.

Demand for products remains strong and the Company’s Canadian branch network is relatively young, with approximately two-thirds of branches falling in the 1-5 year range. Management believes there is upside potential to both revenue and operating income as these young branches mature and establish larger customer bases.

New product development initiatives remain a priority. In expanding the portfolio, the Company has focused on products and platforms that will lead to longer-term relationships with customers and increase customer loyalty. The Company plans to introduce new products that will extend distribution channels and target new customers in the near future.

To prepare for future growth in the UK, the Company has established the corporate infrastructure to support an increased footprint in the region.

Risks and Uncertainties

There are many risks and uncertainties that may affect the Company’s ability to capitalize on market opportunities and/or financial results. The Company continually monitors and evaluates these risk factors and takes action to mitigate them, however some of these risks are beyond the Company’s control. A more fulsome description of risks that may affect the Company’s operations is contained in the September 30, 2012 Annual MD&A.

Regulatory Environment

Securities Regulations

On April 2, 2013, the Company received notice from the New York Stock Exchange (“NYSE”) that it is not in compliance with certain NYSE standards for continued listing of its common shares. Specifically, the Company is below the NYSE’s continued listing criteria because its average total market capitalization over a recent 30 consecutive trading day period was less than $50 million at the same time that reported shareholders’ equity was less than $50 million. Under the NYSE’s continued listing criteria, a NYSE listed company must maintain average market capitalization of not less than $50 million over a 30 consecutive trading day period or reported shareholders’ equity of not less than $50 million.

Under NYSE rules, the Company has 90 days from the date of the notice to submit a plan to the NYSE demonstrating its ability to achieve compliance with the listing standards within 18 months of receiving the notice. Cash Store Financial intends to submit such a plan. During such 18-month period, the Company’s common shares will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards.

Q2 2013 Management’s Discussion & Analysis	| 16 |

The notice from the NYSE does not impact the Company’s listing on the Toronto Stock Exchange (“TSX”) and the Company’s common shares will continue to be listed and traded on the TSX, subject to compliance with TSX continued listing standards.

Consumer Lending Regulations

The Company offers its consumer lending products in compliance with general consumer protection regulations governing relevant products, including the Canadian federal criminal interest rate provisions of the Criminal Code, and all applicable laws and regulations related to payday loans. Industry rate regulations and other measures specific to payday loans have been implemented in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. Current regulatory developments include the following:

Ontario

On February 4, 2013, the Registrar for payday loans in Ontario issued a proposal to revoke the payday lending licenses of the Cash Store Inc. and Instaloans Inc. Sections 13(2) and 14(1) of the Payday Loans Act provide that licensees are entitled to a hearing before the License Appeal Tribunal in respect of the Registrar’s proposal. The Company has requested a hearing, which it expects to take place in the fall of 2013.

Since September 2011, the Consumer Protection Branch of the Ministry of Consumer Affairs has attempted to force the Company to deliver payday loans in cash, rather than the much safer and efficient electronic methods that are now used. The Company has indicated that they are unwilling to place employees and customers at risk of physical harm. The Consumer Protection Branch of the Ministry of Consumer Affairs has also attempted to prohibit the Company from selling products other than payday loans. The Company has indicated that they are not prepared to accept these onerous restrictions.

As a result of the Company’s recently announced introduction of its line of credit products in Ontario, the Company does not offer payday loans in the province, so the Registrar’s proposal to revoke the Company’s payday loan licenses is not expected to cause any interruptions to the Company’s current operations. The Registrar’s proposal to revoke payday loan licenses is not related to the Company’s line of credit offerings.

British Columbia

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25,000 in addition to costs. The Company has agreed to abide by the Order.

On November 30, 2012, Consumer Protection BC issued a supplementary compliance order directing that unclaimed refund amounts to a maximum of $1.1 million be deposited into a consumer protection fund. The Company is appealing the supplementary compliance order; however, in accordance with a January 28, 2013 court order, during the three months ended March 31, 2013, the Company deposited $1.1 million in trust pending the outcome of the appeal. The estimated exposure with respect to this order is between $248,000 and $1.1 million including penalties, legal costs and additional costs. The Company has accrued $187,000 (September 30, 2012 - $248,000) related to the Order in other accruals as at March 31, 2013. $61,000 was paid for penalties and legal costs subsequent to September 30, 2012. The appeal will be heard May 8 and 9, 2013 however it is not known as to when a final decision will be reached.

Q2 2013 Management’s Discussion & Analysis	| 17 |

United Kingdom

On December 19, 2012, in the United Kingdom, The Financial Services Act (the “Act”) received Royal Assent. Among other things, the Act transfers the responsibility for regulating consumer credit from the Office of Fair Trading to the Financial Conduct Authority. This transfer is anticipated to take effect in April 1, 2014. This Bill grants authority to the Financial Conduct Authority to set maximum allowable charges for prescribed types of credit and to determine what types of charges connected to the prescribed types of credit are to be included within the maximum allowable charges. How these authorities will be implemented is not yet known.

Legal Proceedings

The Company is currently subject to several legal proceedings, which it is vigorously defending. In addition, the Company is likely to be subject to additional legal proceedings in the future. The resolution of any current or future legal proceeding could cause Cash Store Financial to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate operations in particular local and federal provinces. The Company may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of senior officers and other management personnel that would otherwise be spent on other aspects of the business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to operations. Any of these events could have a material adverse effect on business, prospects, results of operations and financial condition of the Company.

British Columbia

March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants, The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle and on February 28, 2010 the settlement was approved by the Court. Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount including legal expenses of $18.8 million consisting of $9.4 million in cash and $9.4 million in credit vouchers. The credit vouchers can be used to pay existing outstanding brokerage fees and interest, to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced, or can be redeemed for cash from January 1, 2014 to June 30, 2014. The credit vouchers are not transferable and have no expiry date. After approved legal expenses of $6.4 million were paid in March 2010, the balance of the settlement amount remaining to be disbursed was $12.4 million, consisting of $6.2 million of cash and $6.2 million of vouchers.

By September 30, 2010, the Company received approximately 6,300 individual claims representing total valid claims in excess of the settlement fund. As the valid claims exceed the balance of the remaining settlement fund, under the terms of the settlement agreement, the entire settlement fund of $12.4 million was disbursed to claimants in November 2012. On April 16, 2013, $5.1 million of the $6.1 million cash claims had been deposited/ cleared the bank. At March 31, 2013, approximately $250,000 vouchers had been redeemed.

Q2 2013 Management’s Discussion & Analysis	| 18 |

In arriving at the liability recorded at the balance sheet date, the voucher portion of the settlement fund of $6.2 million has been discounted using a discount rate of 16.2%. During the three and six month periods ended March 31, 2013, the Company recorded accretion expense of $224,000 and $428,000 respectively in interest expense. The total liability related to the settlement at March 31, 2013 is $5.4 million (September 30, 2012: $11.3 million).

September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members that the Company charged, required or accepted an amount that is in excess of 23% of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The class members, in an order pursuant to s. 112.10(2) and s. 172(3)(a) of the BPCPA are seeking that the Company refund all monies paid in excess of the loan principal of each payday loan, including the cash card fee amounts, the loan fees, and any other fees or changes collected by the Company in relation to the payday loan, damages and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Supreme Court of British Columbia considers appropriate.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Alberta

January 19, 2010 Claim

The Company has been served in prior fiscal periods with a statement of claim issued in Alberta alleging that it is in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain third-party lenders, directors and officers added to the claim.

The Company has agreed to a motion to certify the class proceeding if the third-party lenders, officers and directors are removed as defendants. Class counsel has agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

As at March 31, 2013, a total of $100 (September 30, 2012 - $100) has been accrued for ongoing legal fees related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen’s Bench by Kostas Efthimiou against Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

Q2 2013 Management’s Discussion & Analysis	| 19 |

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Manitoba

April 23, 2010 Claim

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen's Bench by Scott Meeking against The Cash Store (Canada), Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province and who obtained a payday loan from the Cash Store Financial or Instaloans. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

On February 22, 2012, the Manitoba Court determined that large portions of the plaintiff’s claim could not proceed as they had already been resolved in a judgment and settlement approved by the Ontario Superior Court of Justice in 2008. To the extent that limited portions of the Ontario judgment were not enforced in Manitoba, Cash Store has appealed the Manitoba decision.

On January 30, 2013 a hearing was held where the appeal was heard. The court reserved its decision. It is estimated that it will take four months to receive the decision.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

November 1, 2012 Claim

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against The Cash Store Financial Services Inc., The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company charged amounts in excess of the maximum allowable limit on the total cost of credit permitted by the Consumer Protection Act, R.S.M. 1987, c. C-200, as am., and the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

Q2 2013 Management’s Discussion & Analysis	| 20 |

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Ontario

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Special Investigation

The Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 (the “Transaction”) and included allegations regarding the existence of undisclosed related party transactions in connection with the Transaction. In response to this allegation, legal counsel to a special committee of independent directors of the Company (the “Special Committee”) retained an independent accounting firm to conduct a special investigation. The investigation followed a review conducted by the Company’s internal auditor under the direction of the Audit Committee of the Board, and the restatement by the Company in December 2012 of its unaudited interim quarterly financial statements and MD&A for periods ended March 31, 2012 and June 30, 2012.

The investigation covered the period from December 1, 2010 to January 15, 2013 and was carried out over four months. It involved interviews of current and former officers, directors, employees and advisors of the Company and a review of relevant documents and agreements as well as electronically stored information obtained from Company computers and those of employees, former employees and directors most likely to have information relevant to the investigation.

The Special Committee has reported its findings on the allegations to the Board of Directors and, consistent with the recommendation made to the Board of Directors by the Special Committee, the Board has determined that no further corrections or restatements of previously reported financial statements and other public disclosures are required in related to the Transaction.

Non-GAAP Performance Measures

Throughout this MD&A, terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company’s financial results. The non-U.S. GAAP measures mentioned in this MD&A, along with the way in which management calculates them, are defined below.

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•	Same branch revenue is used to explain changes in total revenue by comparing the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period, excluding income from centralized collections. Average revenue is defined as revenue for the period divided by the number of branches.

•	EBITDA and Adjusted EBITDA are used as a measure of cash income. EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest expense, income tax expense, depreciation of property and equipment and amortization of intangible assets. Based on EBITDA, the effects of other items and/or non-cash expenses are removed to calculate Adjusted EBITDA. Please refer to page 14 for a reconciliation of EBITDA and Adjusted EBITDA to Net Income.

•	Working capital is calculated as current assets less current liabilities.

Forward-Looking Information

In order to help investors understand the Company’s current results and future prospects, this MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States federal securities legislation. Management refers to these types of statements collectively, as “forward-looking information”. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments.

Forward-looking information can generally be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. They may also be identified by statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved".

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied. These risks and uncertainties may include (but are not limited to) changes in economic and political conditions, legislative or regulatory developments, technological developments, third party arrangements, competition, litigation, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents and other factors described under the heading “Risks and Uncertainties”.

Management has attempted to identify the important factors that could cause actual results to differ materially from those contained in forward-looking information, but other factors unknown to us at the time of writing could cause results to vary. There can be no assurance that forward-looking information will prove to be accurate. Actual results could differ materially. Management cautions readers not to place undue reliance on forward-looking information. Unless required by law, the Company does not undertake to update any forward-looking information.

Other Information

Additional information about Cash Store Financial, including its annual information form, information circular, and annual and quarterly reports, is available on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml.

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